

Mail Stop 4631

November 24, 2015

Via E-mail
Mr. Rajeev Bhalla
Executive Vice President, Chief Financial Officer
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803

>   **Re: CIRCOR International, Inc.**
>   **Form 10-K**
>   **Filed February 18, 2015**
>   **File No. 1-14962**

Dear Mr. Bhalla:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Business Segments, page 2

1. On page 3, you state that Energy's backlog "was reduced during the fourth quarter of 2014 by $25.4 million related to a business divestiture and customer order cancellations initially recorded in prior years." Please explain why or how backlog was impacted only in the fourth quarter of 2014 by customer order cancellations that occurred in prior years. Additionally, on page 4, you state Aerospace & Defense's backlog was reduced in the fourth quarter of 2014 associated with a business divestiture and change in policy. Please disclose the nature of this change in policy and how such change affected historical backlog and how it is recorded going forward.

Item 7. Management' Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 17

2. Please expand your discussion of Energy segment revenues to more comprehensively address the underlying reasons for changes period over period. For example, you should explain what drove your lower shipment volumes in larger international projects and control valve businesses as well as the higher shipment volumes in the upstream Northern American short-cycle and downstream instrumentation businesses. Address this comment as it relates to your Aerospace & Defense segment revenues.

3. We note that foreign currency translations adjustments materially impacted the change in comprehensive income from 2013 to 2014. Please expand your discussion and analysis to provide a comprehensive discussion and analysis of the foreign currencies and transactions that led to the adjustments recognized.

Liquidity and Capital Resources, page 22

4. Please provide a more informative analysis and discussion of your operating cash flows for each period presented. In doing so, explain the underlying reasons of changes in your working capital items such as inventory and accounts payable.

(4) Special Charges, page 45

5. Please provide all of the disclosures required by SAB Topic 5:P:4, including the extent to which each restructuring activity is expected to result in cost savings or impact revenues, the periods these effects are expected to be realized and the extent you have realized the anticipated savings. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected, this should also be disclosed.

(8) Income Taxes, page 50

6. We note your foreign tax credits had the largest impact on the effective tax rate in 2014. Please tell us and disclose the nature of the "operational change of [your] business terms" that gave rise to the elimination of the related valuation allowance.

Form 10-Q for the period ended July 5, 2015

(15) Special & Restructuring Charges/(Recoveries), page 18

7. On page 19 you disclose you recorded a $2.0 million inventory related charge in the second quarter of 2015 in connection with the restructuring of certain structural landing

gear product lines, which we note you exited in the second and third quarters of 2014. If material, please disclose the remaining value of such inventory and how you determined the remaining amount is recoverable.

Form 10-Q for the period ended October 4, 2015

(15) Special & Restructuring Charges, page 17 and (16) Subsequent Events, page 20

8. We note that during the three months ended October 4, 2015, the Company undertook certain assessments regarding your Brazil operations and strategies and that on November 3, 2015 your Board of Directors approved the closure and exit of your Brazil manufacturing operations. In connection with this assessment and closure, you recorded $2.5 million in special charges and an additional $7.1 million in charges during the three months ended October 4, 2015. So that investors understand the additional financial risk associated with the closure of these operations, please identify and quantify the carrying value of the remaining assets related to your Brazilian operations. For assets other than your Brazilian asset grouping, please disclose how you concluded that such amounts were realizable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction